SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT NO. 28
                                      TO
                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                January 4, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

    Check the following box if a fee is being paid with this Statement:

                         Exhibit Index is on page 18.

CUSIP No.  669 752107

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group*
                                                     (a) (X)
                                                     (b) ( )

3.    SEC USE ONLY

4.    Source of Funds*

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d)or 2(e)

                                                           (  )

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  12,894,023 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                           0
PERSON
WITH                    9.    Sole Dispositive Power
                              12,894,023 shares

                        10.   Shared Dispositive Power
                                    0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       12,894,023 shares

12.   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares*

                                                           (  )

13.   Percent of Class Represented by Amount in Row (11)

      62.5%

14.   Type of Reporting Person*

      CO
CUSIP No.  669 752107

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group*
                                                     (a) (X)
                                                     (b) ( )

3.    SEC USE ONLY

4.    Source of Funds*

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
Pursuant
      to Items 2(d) or 2(e)

                                                           (  )

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                        0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     12,894,023 shares
PERSON
WITH                    9.    Sole Dispositive Power
                                    0

                        10.   Shared Dispositive Power
                              12,894,023 shares

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       12,894,023 shares

12.   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares*

                                                           (  )

13.   Percent of Class Represented by Amount in Row 11

      62.5%

14    Type of Reporting Person*

      CO
CUSIP No.  669 752107

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group*
                                                     (a) (X)
                                                     (b) ( )

3.    SEC USE ONLY

4.    Source of Funds*

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
Pursuant
      to Items 2(d) or 2(e)

                                                           (  )

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                        0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     12,894,023 shares
PERSON
WITH                    9.    Sole Dispositive Power
                                    0

                        10.   Shared Dispositive Power
                              12,894,023 shares

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       12,894,023 shares

12.   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares*

                                                           (  )

13.   Percent of Class Represented by Amount in Row 11

      62.5%

14.   Type of Reporting Person*

      CO
Item 1.     Security and Issuer.

            This Amendment No. 28 is the first EDGAR filing pursuant to Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), and amends and restates in its entirety the statement on Schedule 13D previously filed on May 10, 1990 by Concept Communications, Inc. ("Concept"), Crown Communications Corporation ("Communications"), Crown Capital Corporation ("Capital") and Jonathan S. Park, as amended by Amendments 1 through 27 thereto, inclusive (the "Schedule"), relating to shares of Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc. (the "Issuer"), a Delaware corporation, which has its principal executive offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001.


Item 2.     Identity and Background.

            This amendment is filed by Concept, a Delaware corporation, Communications, a Delaware corporation, and Capital, a Delaware non-stock corporation. Concept, Communications and Capital are sometimes collectively referred to as the "Reporting Persons." With respect to voting securities of the Issuer, the Reporting Persons constitute a group (the "Reporting Group"), within the meaning of Rule 13d-5(b)(1) promulgated under the Act.

            Concept has its principal business and executive offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Concept has diverse interests in the communications and telecommunications industries as a holding company with ownership interests in firms involved principally in video newsgathering and transmission services, corporate video communication and program production and post-production. Dong Moon Joo, Max Hugel and Michael Sebold are the directors of Concept, and Messrs. Joo (President) and Werner Seubert (Vice President) are the executive officers of Concept.

            Mr. Joo is President of Concept and President and Chief Executive Officer of The Washington Times Corporation and News World Communications, Inc. ("News World"). The Washington Times Corporation and News World publish numerous newspapers and periodicals. The principal offices of Atlantic Video are located at 650 Massachusetts Avenue,
N.W., Suite 200, Washington, D.C. 20001, which is the business address of Mr. Joo. Mr. Joo is a citizen of South Korea.

            Mr. Hugel is Chairman of the Board of Rockingham Venture, Inc., which is engaged in the operation of a racetrack. The principal offices of Rockingham Venture, Inc. are located at Rockingham Park Boulevard, P.O. Box 45, Salem, New Hampshire 03079, which is Mr. Hugel's business address. Mr. Hugel is a citizen of the United States.

            Mr. Sebold is General Counsel of Concept.  Mr.
Sebold's business address is 650 Massachusetts Avenue, N.W.,
Washington, D.C. 20001. Mr. Sebold is a citizen of the United States.

            Mr. Seubert is Vice President and Controller of Atlantic Video, Inc. ("Atlantic Video"). Atlantic
Video is engaged in the production and recording of videotapes, the provision of post-production services and related activities. Mr. Seubert's business address is 650 Massachusetts Avenue, N.W., Suite 200, Washington, D.C.
20001.   Mr. Seubert is a citizen of the Federal Republic of
Germany.

            Communications owns ninety percent (90%) of the
capital stock of Concept.   Communications has its principal
offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Communications has diverse interests in the communications and telecommunications industries through operation of a satellite up-linking business and its majority ownership interest in Concept. Mr. Joo, Keith Cooperrider, Robert Morton, Nora Spurgin and Richard Wojcik are the directors of Communications, and Messrs. Joo (President) and Sebold (Vice President) are the executive officers of Communications.

            Messrs. Cooperrider and Morton are both
principally employed by The Washington Times newspaper. The principal offices of The Washington Times are located at 3600 New York Avenue, N.E., Washington, D.C. 20002, which is the business address of Messrs. Cooperrider and Morton.
Mr. Cooperrider serves as Controller, and Mr. Morton serves as Assistant Managing Editor. Messrs. Cooperrider and Morton are both citizens of the United States.

            Ms. Spurgin is President of the Women's Federation for World Peace, which is a nonprofit organization with the purpose of uniting women to take action for the moral education and healing of their families and society. The principal offices of the Women's Federation for World Peace are at 4 W. 43rd Street, New York, New York 10036. That address is also the business address of Ms. Spurgin. Ms. Spurgin is a citizen of the United States.

            Mr. Wojcik is a Vice President of U.S. Property Development Corporation, which owns and manages various commercial properties in the Washington, D.C. metropolitan area. The principal offices of U.S. Property Development Corporation are located at 150 South Gordon Street, Alexandria, Virginia 22304, which is the business address of Mr. Wojcik. Mr. Wojcik is a citizen of the United States.

            The sole stockholder of Communications is Capital, which has its principal offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Capital is a holding company which indirectly owns interests in firms involved in the communications and telecommunications industries through its ownership of Communications. Mr. Joo, Neil A. Salonen,
Thomas Ward, Anthony Guerra and Michael McDevitt are the members of Capital; Messrs. Joo, Cooperrider and Wojcik are the directors of Capital; and Messrs. Joo (President) and Sebold (Vice President) are the executive officers of Capital.

            Mr. Salonen is President of International Cultural Foundation, which is a nonprofit, tax-exempt foundation with the purpose of promoting academic, scientific, religious and cultural exchange among the countries of the world. The principal offices of International Cultural Foundation are located at 51 Monroe Street, Suite 1201, Rockville, Maryland 20850, which is Mr. Salonen's business address. Mr. Salonen is a citizen of the United States.

            Messrs. Ward and Guerra are both principally employed by the University of Bridgeport, an institute of higher learning. The principal offices of the University of Bridgeport are located at 271 Park Avenue, Bridgeport, Connecticut 06601, which is the business address of Messrs. Ward and Guerra. Mr. Ward serves as Special Assistant to the President for New Initiatives, and Mr. Guerra serves as the Dean of College Graduate and Undergraduate Studies. Messrs. Ward and Guerra are both citizens of the United States.

            Mr. McDevitt is Director of Security at Belvedere Estates, which operates a group of properties in Westchester County, New York. The principal offices of Belvedere
Estates are located at 723 South Broadway, Tarrytown, New York 10591, which is the business address of Mr. McDevitt. Mr. McDevitt is a citizen of the United States.

            During the last five years, none of Concept, Com-munications, Capital, Ms. Spurgin and Messrs. Joo, Hugel, Sebold, Seubert, Cooperrider, Morton, Wojcik, Salonen, Ward, Guerra and McDevitt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate purchase price of all shares of the Common Stock and the Issuer's Preferred Stock, par value $2.00 per share (the "Preferred Stock"), acquired by Concept through the date hereof, (as more specifically detailed in Item 5 of the Schedule), was $28,475,547.03. Of this amount $10,720,435.78 was derived from corporate funds of Concept, $341,812.50 was obtained by Concept from Communications and was derived from corporate funds of Communications, and $17,413,298.75 was obtained by Concept from Communications, which borrowed the necessary funds from Atlantic Video pursuant to a Promissory Note, as amended (the "Communications/AVI Promissory Note"), and a Second Restated Security Agreement (the "Restated Security Agreement"). The Restated Security Agreement grants to Atlantic Video a security interest in 430 shares of the Common Stock of Concept, representing approximately 40% of the issued and outstanding shares of Concept. The Communications/AVI Promissory Note and the Restated Security Agreement were filed as Exhibits 23.0 and 27.0 of the Schedule, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits. Atlantic Video has informed the Reporting Persons that the funds loaned by Atlantic Video to Communications pursuant to that lending arrangement were a portion of the proceeds of a loan from Atlantic Video's corporate parent, One-Up Enterprises, Inc. ("One-Up"), which received those funds as proceeds of a loan from its corporate parent, Unification Church International, Inc. ("UCI").

            On March 29, 1995, Concept loaned $4,000,000 to the Issuer and received a Promissory Note dated March 29, 1995, which is described in Items 4 and 6 of this Amendment No. 28 (the "March 1995 Promissory Note"). These funds were obtained by Concept from Communications, which borrowed the necessary funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement. The Reporting Persons understand from Atlantic Video that all or substantially all of the $4,000,000 loaned by Atlantic Video to Communications was borrowed by Atlantic Video from a corporation doing business in Uruguay.

            In addition to the loan evidenced by the March 1995 Promissory Note, from December 1994 through January 1996 Concept loaned an aggregate of the $7,000,000 to the Issuer, as described in Items 4 and 6 of this Amendment No.
28. These funds were obtained by Concept from Communications, which borrowed the necessary funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement. The Reporting Persons understand from Atlantic Video that all or substantially all of the $7,000,000 loaned by Atlantic Video to Communications was received by Atlantic Video as proceeds of a loan from One-Up, which received those funds as proceeds of a loan from UCI.


Item 4.     Purpose of Transaction.

            By virtue of its purchases of shares of the Common Stock and the Preferred Stock, Concept holds a majority of the voting power of the voting securities of the Issuer currently outstanding and is able to cause, and has caused, the election of a slate of directors acceptable to it. As a result, Concept may influence the direction of the management and policies of the Company.

            The Reporting Persons intend to continually assess the market for the purchase and sale of the Issuer's securities as well as the Issuer's financial position and operations. In addition, the Reporting Persons in the future may make additional purchases of all or any portion of the outstanding shares of the Common Stock and the Preferred Stock, either in the open market or in private transactions, depending on their evaluations of the Issuer's business, prospects, and financial condition, the market for such securities, other opportunities available to them, the conditions of the financial and stock markets, general economic conditions, and other future developments.
Depending on their evaluations of the Issuer's business, prospects, and financial condition, the market for such securities, other opportunities available to them, the conditions of the financial and stock markets, general economic conditions, and other future developments, the Reporting Persons may decide to sell all or part of their investments in the Common Stock and the Preferred Stock.

      Certain Loans to the Issuer.

            As part of Concept's agreement to make the $4,000,000 loan evidenced by the March 1995 Promissory Note, Concept and the Issuer entered into a letter agreement on March 29, 1995 containing certain provisions regarding a potential conversion of that loan into equity securities of the Issuer and certain other matters, which are described in
Item 6 of this Amendment No. 28 (the "March 1995 Letter Agreement"). Copies of the March 1995 Promissory Note and the March 1995 Letter Agreement were filed as Exhibits 27.1 and 27.2 of the Schedule, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits.

            On January 4, 1996, Concept loaned to the Issuer $1,000,000 and received a Promissory Note dated January 4, 1996, which is described in Item 6 of this Amendment 28 (the "January 1996 Promissory Note"). In connection with such loan, the Issuer and Concept executed a Security Agreement granting to Concept a security interest in the Issuer's assets (the "Security Agreement"). Copies of the January 1996 Promissory Note and the Security Agreement are attached hereto as Exhibits 28.0 and 28.1, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits.

            On December 16, 1994, July 24, 1995 and October 2, 1995, Concept loaned to the Issuer $2,500,000, $1,500,000 and $2,000,000, respectively. All of these loans were made on an unsecured basis. However, a default under any of these loans or under the March 1995 Promissory Note is a default under the January 1996 Promissory Note, which is a collateralized obligation. Copies of the Promissory Notes evidencing the December 16, 1994, July 24, 1995 and October
2, 1995 loans are attached hereto as Exhibits 28.2, 28.3 and 28.4, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits.

            Concept has advised the Issuer of its intention to convert some or all of the $11,000,000 of outstanding loans (together with accrued interest thereon) into equity securities of the Issuer. As reported in Item 6 hereof, no agreement has been reached between Concept and the Issuer regarding the terms of such conversion.

      Arrangements with GNM.

            In connection with a Stock Purchase Agreement entered into among Concept, Gold 'N M Television, Inc. ("GNM"), Nostalgia Network Partners, L.P. ("NNP") and Marnel Associates, Ltd. ("Marnel") (GNM, NNP and Marnel being referred to as the "GNM Group") on April 30, 1990 (the "Stock Purchase Agreement"), pursuant to which Concept acquired its initial equity interest in the Issuer, Concept and the GNM Group entered into a Shareholders Agreement (the "Shareholders Agreement") and a Vote Pooling Agreement (the "Vote Pooling Agreement"). The Shareholders Agreement contained, inter alia, certain restrictions on the ability of Concept and the GNM Group to convey their securities of the Issuer to third parties and provided Concept and the GNM Group with the right to purchase each other's securities of the Issuer in certain events. The Vote Pooling Agreement required Concept and the GNM Group to vote their securities of the Issuer for the election of a Board of Directors comprised of a certain number of representatives of Concept and the GNM Group, respectively, based upon the number of securities of the Issuer owned by such parties. The Stock Purchase Agreement, the Shareholders Agreement and the Vote Pooling Agreement were filed as Exhibits 1.4, 1.9 and 1.10 to the Schedule, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits.

            These agreements, and the rights and obligations of the parties thereunder, have been the subject of extensive litigation between Concept and the GNM Group.

            Concept is informed that in the third quarter of 1994 the Issuer received a letter from Michael E. Marcovsky, who claimed to be the controlling person of GNM, contending that the provisions of the Vote Pooling Agreement no longer apply. On or about September 30, 1994, Concept advised the Issuer of its belief that Concept is no longer bound by the Vote Pooling Agreement. Accordingly, the Reporting Persons believe that the GNM Group and Concept no longer are subject to the provisions of the Vote Pooling Agreement, and that there is no binding agreement between Concept and the GNM Group regarding the voting of the securities of the Issuer. The GNM Group does not currently have any representatives on the Issuer's Board of Directors.

            In August 1993, GNM filed a petition for reorganization under Chapter 11, of the United States Bankruptcy Code (the "Bankruptcy Action"), in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court"). The Bankruptcy Action has since been converted to a Chapter 7 liquidation. The trustee appointed in the Action (the "Bankruptcy Trustee") has sought and obtained an order of the Bankruptcy Court permitting the Bankruptcy Trustee to assume the Shareholders Agreement. The Bankruptcy Trustee has demanded that Concept purchase certain shares of the Issuer owned by GNM pre-petition, which shares purportedly are subject to a security interest in favor of Allied Cellular Systems, Inc. ("Allied"). The Bankruptcy Trustee asserted that Concept is obligated to purchase such shares pursuant to the "Buy/Sell Provision" of the Shareholders Agreement. Concept has rejected the Bankruptcy Trustee's demands. The Bankruptcy Trustee has also attempted to set aside a purchase by Concept of 1,500,000 shares of the Common Stock (the "M/A Burgers Shares") which Concept purchased pursuant to its right of first refusal under the Shareholders Agreement following an attempted sale of such shares by M/A Burgers, Inc. ("M/A Burgers") at a public auction on July 22, 1993. Concept has opposed the Bankruptcy Trustee's attempt to set aside such purchase and believes it is the beneficial owner of the M/A Burgers Shares, notwithstanding the fact that the stock certificates evidencing the M/A Burgers Shares have not been reissued in Concept's name.

            On July 22, 1993, Concept consummated the exercise of its right of first refusal with respect to the M/A
Burgers Shares by purchasing such shares of the Common Stock from M/A Burgers. In connection therewith, Concept and M/A Burgers agreed on certain related matters, including inter alia: (a) Concept's agreement to indemnify M/A Burgers, subject to the satisfaction of certain conditions by M/A Burgers, against certain damages that may be incurred by M/A Burgers in connection with Concept's exercise of its right of first refusal or its other rights pursuant to the Shareholders Agreement; (b) that Concept's obligation to indemnify M/A Burgers, as referenced in clause (a), will be secured by a pledge to M/A Burgers of 1,500,000 shares of the Common Stock (the "Pledged Shares") and guaranteed by Atlantic Video (the "Guaranty"); and (c) that the Guaranty and the Pledged Shares will be released upon Concept's delivery into escrow of cash and certain promissory notes as substitute collateral in lieu of the Pledged Shares. All of the obligations of Concept under such agreement will be deemed satisfied and released if M/A Burgers joins in the proposed settlement described below in this Item 4.

      Proposed Settlement.

            Concept, the Bankruptcy Trustee and Allied believe that they have reached an agreement in principle relating to the settlement of the various disputes among them. However, M/A Burgers, which is sought to be a party to such settlement, has not agreed to the agreement in principle.
Even after full execution of definitive agreements relating to the agreement in principle, the terms thereof are subject to the approval of the Bankruptcy Court.

            Under the terms of the proposed settlement, Concept would pay to the Estate of GNM (the "Estate") $1,050,000, in full settlement of all claims which the Estate has against Concept. As part of such settlement, the Bankruptcy Trustee would transfer to Concept 456,409 shares of the Common Stock and 1,250 shares of the Preferred Stock. The Bankruptcy Trustee would also relinquish its claim against Concept relating to the purchase of M/A Burgers Shares by Concept, which purchase the Bankruptcy Trustee was attempting to set aside in the Bankruptcy Action. Concept and the Estate would release all claims which either of them has against the other and the Shareholders Agreement and the Vote Pooling Agreement would terminate.

            Also as part of such settlement, the Bankruptcy Trustee would transfer to Allied the Estate's interest in 1,170,000 shares of the Common Stock and Allied would waive its claim to a security interest in 1,335,676 shares of the Common Stock and 1,250 shares of the Preferred Stock owned by the Estate. Of these 1,170,000 shares of the Common Stock transferred to Allied, Concept would purchase 170,000 shares at $.90 per share. Concept would have the option to purchase the remaining 1,000,000 shares at an initial option price of $.90 per share, which option price would increase over time to a maximum of $1.10 per share. In the event that Concept has not exercised its option within 18 months after the date that such agreement becomes effective, Allied would have the right, at any time during the following six months, to require Concept to purchase such 1,000,000 shares of the Common Stock at a price of $1.20 per share.
Concept's "call" and Allied's "put" are together referred to as the "Allied Option." During the duration of the Allied Option, Concept would have an irrevocable proxy to vote the 1,000,000 shares of the Common Stock which are the subject of the Allied Option. As part of the arrangements described above, the Bankruptcy Trustee, Concept and Allied would release all claims which any of them has against the other and all litigation among those parties would be dismissed with prejudice.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) The following table sets forth informa-tion with respect to the shares of the Common Stock beneficially owned by the Reporting Persons as of the close of business on January 19, 1996, and reflects Concept's position that actions and omissions by GNM and its affiliates relieve Concept of any obligation, pursuant to the "Buy/Sell Provision" of the Shareholders Agreement, to purchase securities of the Issuer owned beneficially by GNM, NNP, Marnel and the Marnel Pension Plan:

Name                Aggregate Number        Percentage             Sole Power
                    of Shares               of Class <F1>          to Vote or
                    Beneficially                                   or Direct
                    Owned                                          Vote

Concept             12,894,023<F2><F3>      62.5%<F4>              12,894,023<F2><F3>
Communications      12,894,023<F2><F3>      62.5%<F4>              0
Capital             12,894,023<F2><F3>      62.5%<F4>              0



Name                Shared Power            Sole Power             Shared Power
                    to Vote or              to Dispose             to Dispose or
                    Direct Vote             or Direct              or Direct
                                            Disposition            Disposition

Concept             0                       12,894,023<F2><F3>     0
Communications      12,894,023<F2><F3>      0                      12,894,023<F2><F3>
Capital             12,894,023<F2><F3>      0                      12,894,023<F2><F3>

<F1>                Computed on the basis of 20,614,376 shares of the Common
                    Stock outstanding (20,274,371 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1995 and taking into account the increase in the number of shares that would be outstanding upon the conversion of the Preferred Stock owned by Concept and the complete exercise of the Tiger Warrant (as defined in Item 6 of this Amendment 28) by Concept).

<F2>                Includes 11,054,018 shares of the Common Stock and 1,250
                    shares of the Preferred Stock (each share convertible into 100 shares of the Common Stock) owned by Concept, the 1,500,000 M/A Burgers Shares that Concept believes it has acquired pursuant to its exercise of the "right of first refusal" provisions of the Shareholders Agreement and 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the unexercised portion of the Tiger Warrant.

<F3>                In the event that Concept finalizes the agreement with the
                    Bankruptcy Trustee and certain other parties described in
                    Item 4 hereof and such agreement is confirmed by the Bankruptcy Court, the aggregate number of shares beneficially owned will be 14,645,632, which will include 13,180,627 shares of the Common Stock and 2,500 shares of the Preferred Stock (each share convertible into 100 shares of the Common Stock) owned by Concept, 215,005 shares of the Common Stock that may be acquired pursuant to the unexercised portion of the Tiger Warrant and 1,000,000 shares of the Common Stock that may be acquired pursuant to the Allied Option.

<F4>                In the event that Concept finalizes the agreement with the
                    Bankruptcy Trustee described in Item 4 hereof and such agreement is confirmed by the Bankruptcy Court, the percentage of class owned will be 70.6%, computed on the basis of 20,739,736 shares of the Common Stock outstanding (20,274,371 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1995 and taking into account the number of shares that would be outstanding upon the conversion of the Preferred Stock then owned by Concept and the complete exercise of the Tiger Warrant by Concept.)


         None of Ms. Spurgin and Messrs. Joo, Hugel, Sebold,
Seubert, Cooperrider, Morton, Wojcik, Salonen, Ward, Guerra and McDevitt beneficially owns shares of the Common Stock or the Preferred Stock.

         (c) No transactions in securities of the Issuer were effected in the sixty days preceding January 19, 1996 by the Reporting Persons.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Arrangements with John G. Heim.

            In connection with the employment by the Issuer of John G. Heim as its President and Chief Executive Officer, Concept entered into an agreement with Mr. Heim. That agreement provides that, in the event that at any time while Mr. Heim is the holder of at least 200,000 shares of the Common Stock, Concept desires to sell to a party which is not a direct or indirect affiliate or associate of Concept at least a majority of the shares of the Common Stock then held by Concept, Concept either (i) would require such third party to purchase at the same price and upon the same terms being offered to Concept all shares of the Common Stock then owned by Mr. Heim which he desires to sell or (ii) would agree to purchase from Mr. Heim all shares of the Common
Stock then owned by him which he desires to sell at the same price and upon the same terms as the shares being sold by Concept to such third party. A copy of the letter agreement between Concept and Mr. Heim was filed as Exhibit 26.2 to the Schedule and is incorporated herein by reference, and the description of certain provisions thereof contained herein is qualified in its entirety by reference to such exhibit.

      Arrangements with Tiger Communications Company, L.P.

            As of February 22, 1994, Concept and Tiger
Communications Company, L.P. ("Tiger") entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Concept acquired from Tiger (i) an aggregate of 4,322,324 shares of the Common Stock (the "Tiger Shares") and (ii) a warrant to purchase up to 365,005 shares of the Common Stock at a price of $2.00 per share on or before May 15, 1997 (the "Tiger Warrant"). The Purchase Agreement provides that Concept acquired all of Tiger's rights under a Registration Rights Agreement by and between the Issuer and Tiger dated on or about February 24, 1992, as the same has been amended to date (the "Registration Rights Agreement"), with respect to the Tiger Shares and the shares of the Common Stock underlying the Tiger Warrant. As of the date hereof, Concept has purchased 150,000 shares of the Common Stock underlying the Tiger Warrant and there remains 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the unexercised portion of the Tiger Warrant.
As part of the Purchase Agreement, under certain circumstances, Concept might be required to pay to Tiger up to an additional $700,000. This potential obligation would be dismissed as part of the proposed settlement described in
Item 4 hereof.

            The Registration Rights Agreement generally provides that, from February 24, 1993 to February 24, 1997, Tiger, or its designee, may demand that the Issuer effect the registration under the Securities Act of 1933, as amended, of no less than 500,000 shares of the Common Stock held by Tiger. Tiger, or its designee, may make two such demands. Tiger, or its designee, is also entitled to request that the Issuer include securities held by Tiger, or its designee, in certain registrations by the Issuer of its securities.

      Arrangements with Atlantic Video.

            The description of borrowing arrangements between Concept and Communications, and between Communications and Atlantic Video, contained in Item 3 hereof, is incorporated herein by reference.

      Arrangements with the Issuer.

            On March 29, 1995, Concept loaned $4,000,000 to the Issuer and received the March 1995 Promissory Note in the principal amount of $4,000,000 as described in Item 3 hereof. In connection with that loan transaction, (i) Concept and the Issuer entered into the March 1995 Letter Agreement and (ii) Concept delivered a letter containing representations regarding a promissory note in the principal amount of $2,500,000 made by the Issuer to Concept dated December 16, 1994 (the "Concept Letter Regarding the $2,500,000 Note"). Copies of the March 1995 Promissory Note, the March 1995 Letter Agreement and of the Concept Letter Regarding the $2,500,000 Note were filed as Exhibits 27.1, 27.2, and 27.3 of the Schedule, respectively, and are incorporated herein by reference, and the descriptions of certain provisions thereof contained herein are qualified in their entirety by reference to such exhibits.

            The March 1995 Promissory Note evidences the
Issuer's obligation to repay to Concept the $4,000,000 Concept loaned to the Issuer on such date. Such loan matures on February 1, 1996 unless sooner prepaid and bears interest at the annual rate of 6.09% (the six-month Treasury bill rate in effect as of March 27, 1995) through such maturity date. The March 1995 Promissory Note requires that it be prepaid prior to the maturity date in the event of an equity investment in the Issuer of at least the principal amount of the loan prior to the maturity date. That loan is in addition to an earlier loan of $2,500,000 made by Concept to the Issuer on December 16, 1994 (which bears interest at an annual rate of 6.43%, the six-month Treasury bill rate in effect at or about the time such earlier loan was agreed to and made). The March 1995 Letter Agreement provides that if either of these loans or any subsequent loans from Concept to the Issuer are outstanding at January 31, 1996, each such loan will have its interest rate adjusted, effective as of February 1, 1996, to the six-month Treasury bill rate used to compute the initial interest rate for such loans, plus two percentage points.

            The March 1995 Letter Agreement provides that Concept and the Issuer anticipate that the principal and accrued interest on the loan evidenced by the March 1995 Promissory Note will be converted into equity securities of the Issuer when Concept and the Issuer reach agreement as to the price at which such equity securities will be issued to Concept in such conversion. The March 1995 Letter Agreement provides that, as part of such conversion, the Issuer will issue to Concept at least 2,000 shares of the Preferred Stock and that, in the interim, the Issuer will not issue any shares of the Preferred Stock to any other person or entity. Concept and representatives of the Issuer have from time to time had discussions regarding the terms of such conversion, but, to date, no agreement has been reached.

            In the March 1995 Letter Agreement, the Issuer grants to Concept a right of first refusal in the event that, prior to the date of conversion of such loan into securities of the Issuer, the Issuer desires to sell to any person or persons acting in concert in any transaction or series of transactions more than 500,000 shares of the Common Stock or more than 500 shares of the Preferred Stock. In the March 1995 Letter Agreement, the Issuer agrees that, in the event that it sells any of its shares to a third party at a price less than the price at which the Issuer and Concept agree to convert Concept's loan, the Issuer will issue such number of additional shares to Concept as would cause Concept's conversion price to be adjusted to such lesser purchase price (the "Anti-Dilution Right").

            The March 1995 Letter Agreement also provides that during the term of the loan evidenced by the March 1995 Promissory Note, the Issuer will not enter into any agreement committing it to spend in excess of $1,000,000 unless such expenditure is provided for in the Issuer's long-range business plan or otherwise approved by Concept.
In the March 1995 Letter Agreement, the Issuer agrees to provide to Concept monthly financial statements and financial information through the date on which the loan evidenced by the March 1995 Promissory Note is converted into equity securities of the Issuer.

            As previously noted in Items 3 and 4 hereof and this Item 6, Concept loaned the Issuer $2,500,000 and received a Promissory Note made by the Issuer to Concept in the principal amount of $2,500,000, dated December 16, 1994 (the "December 1994 Promissory Note"). The December 1994 Promissory Note provides that it matures at the earlier of June 16, 1995 or the completion of an equity investment by Concept or others in the Issuer in an amount of at least the amount of the December 1994 Promissory Note. The
December 1994 Promissory Note also provides that if such investment does not occur within the term of the December 1994 Promissory Note, the Issuer's obligation to repay the loan is conditioned upon Concept's exercise of the unexercised portion of the Tiger Warrant. In the Concept Letter Regarding the $2,500,000 Note, Concept agreed to extend the term of the December 1994 Promissory Note until February 1, 1996 if the requisite equity investment in the Issuer is not completed during 1995. Such equity investment was not completed during 1995. The December 1994 Promissory Note requires the loan to be repaid prior to the maturity date if an equity investment is made in the Issuer of at least the principal amount of the loan prior to the maturity date.

            On January 4, 1996, Concept loaned $1,000,000 to the Issuer and received the January 1996 Promissory Note. The January 1996 Promissory Note evidences the Issuer's obligation to repay the $1,000,000 loaned to the Issuer on such date. Such loan matures on February 1, 1996 unless sooner prepaid and bears interest at the annual rate of 5.28% (the six-month Treasury bill rate in effect on or about January 2, 1996) through such maturity date. The January 1996 Promissory Note requires that it be prepaid prior to the maturity date in the event of an equity investment in the Issuer of at least the principal amount of the loan prior to the maturity date. In the event that this loan is not repaid by February 1, 1996, the interest rate will adjust, as of February 1, 1996, to the six month Treasury bill rate in effect as of February 1, 1996, plus two percentage points. In connection with that loan transaction, the Issuer entered into the Security Agreement granting to Concept a security interest in the Issuer's assets.

            As previously noted in Items 3 and 4 hereof, Concept loaned the Issuer $1,500,000 on July 24, 1995 and received a Promissory Note from the Issuer dated July 24, 1995 evidencing the Issuer's obligation to repay to Concept the $1,500,000 loaned to the Issuer on such date (the
"July 1995 Promissory Note").  Such loan matures on
February 1, 1996 unless sooner prepaid and bears interest at the annual rate of 6.59% (the six-month Treasury bill rate in effect on or about July 24, 1995) through such maturity date. The July 1995 Promissory Note requires that it be prepaid prior to the maturity date in the event of an equity investment in the Issuer of at least the principal amount of the loan prior to the maturity date. In the event this loan is not repaid by February 1, 1996, the interest rate will adjust, as of February 1, 1996, to an annual rate of 8.59%.

            As previously noted in Items 3 and 4 hereof, Concept loaned the Issuer $2,000,000 on October 2, 1995 and received a Promissory Note from the Issuer dated October 2, 1995 evidencing the Issuer's obligation to repay to Concept the $2,000,000 loaned to the Issuer on such date (the "October 1995 Promissory Note"). Such loan matures on February 1, 1996 unless sooner prepaid and bears interest at the annual rate of 5.58% (the six-month Treasury bill rate in effect on or about October 2, 1995) through such maturity date. The October 1995 Promissory Note requires that it be prepaid prior to the maturity date in the event of an equity investment in the Issuer of at least the principal amount of the loan prior to the maturity date. In the event this loan is not repaid by February 1, 1996, the interest rate will adjust, as of February 1, 1996, to the six-month Treasury bill rate in effect as of February 1, 1996, plus two percentage points.

            In connection with the October 2, 1995 loan by Concept to the Issuer, Concept and the Issuer executed a letter agreement (the "October 2, 1995 Letter Agreement") extending the Anti-Dilution Right to all loans outstanding from Concept to the Issuer as of the date of the conversion of such loans into equity of the Issuer. A copy of the October 2, 1995 Letter Agreement is attached hereto as
Exhibit 28.5, and is incorporated herein by reference, and the description of certain provisions thereof contained herein is qualified in their entirety by reference to such exhibits.

            Arrangements with GNM

            For a description of arrangements with GNM, see the information under the heading "Arrangements with GNM" under Item 4 hereof, which information is hereby incorporated under this Item 6.

Item 7.     Items to be Filed as Exhibits

Exhibit     Description

28.0 Copy of Promissory Note dated January 4, 1996 made by The Nostalgia Network, Inc. to Concept
            Communications, Inc. in the principal amount of $1,000,000.

28.1 Security Agreement dated January 4, 1996 by and between The Nostalgia Network, Inc. and Concept
            Communications, Inc.

28.2 Copy of Promissory Note dated December 16, 1994 made by The Nostalgia Network, Inc. to Concept
            Communications, Inc. in the principal amount of $2,500,000.

28.3 Copy of Promissory Note dated July 24, 1995 made by The Nostalgia Network, Inc. to Concept
            Communications, Inc. in the principal amount of $1,500,000.

28.4 Copy of Promissory Note dated October 2, 1995 made by The Nostalgia Network, Inc. to Concept
            Communications, Inc. in the principal amount of $2,000,000.

28.5 Letter agreement dated October 2, 1995 by and between The Nostalgia Network, Inc. and Concept
            Communications, Inc.

                               SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  January 25, 1996


                           CONCEPT COMMUNICATIONS, INC.



                           By: \s\  DONG MOON JOO
                               Dong Moon Joo, President


                           CROWN COMMUNICATIONS CORPORATION



                           By: \s\  DONG MOON JOO
                               Dong Moon Joo, President


                           CROWN CAPITAL CORPORATION



                           By: \s\  DONG MOON JOO
                               Dong Moon Joo, President

                              EXHIBIT INDEX

Exhibit        Description                                         Page

28.0           Copy of Promissory Note dated January 4,
               1996 made by The                                      19
         Nostalgia Network, Inc. to Concept
         Communications, Inc. in the principal amount of $1,000,000.

28.1           Security Agreement dated January 4,
               1996 by and between The                               24
         Nostalgia Network, Inc. and Concept
         Communications, Inc.

28.2           Copy of Promissory Note dated December 16,
               1994 made by The                                      32
         Nostalgia Network, Inc. to Concept
         Communications, Inc. in the principal amount of $2,500,000.

28.3           Copy of Promissory Note dated July
               24, 1995 made by The                                  33
         Nostalgia Network, Inc. to Concept
         Communications, Inc. in the principal amount of $1,500,000.

28.4           Copy of Promissory Note dated
               October 2, 1995 made by The                           38
         Nostalgia Network, Inc. to Concept
         Communications, Inc. in the principal amount of $2,000,000.

28.5           Letter agreement dated October 2,
               1995 by and between The                               43
         Nostalgia Network, Inc. and Concept
         Communications, Inc.